# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Allot Ltd., CIK 0001365767
CUSIP: M0854Q105
Title of class of securities: Ordinary Shares, par value ILS 0.10 per share
Address of issuer's principal executive offices: 22 Hanagar Street, Neve Ne'eman Industrial Zone B, Hod-Hasharon, Israel (L3), 45240
Date of event which requires filing of this statement: 06/24/2025
Amends the filing with accession number 0001104659-22-040264
Filed by CIK 0001734341
Persons authorized to receive notices and communications: Cynthia Paul, Lynrock Lake LP, 2 International Drive, Suite 130, Rye Brook, New York (NY), 10573, 914-449-4660

## Reporting persons
- Lynrock Lake LP (CIK 0001734341): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 10,018,661; shared voting power 0; sole dispositive power 10,018,661; shared dispositive power 0; aggregate amount beneficially owned 10,018,661 (21.8% of the class)
- Lynrock Lake Partners LLC (CIK 0001771092): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 10,018,661; shared voting power 0; sole dispositive power 10,018,661; shared dispositive power 0; aggregate amount beneficially owned 10,018,661 (21.8% of the class)
- Cynthia Paul (CIK 0001736572): type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 10,047,327; shared voting power 0; sole dispositive power 10,047,327; shared dispositive power 0; aggregate amount beneficially owned 10,047,327 (21.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value ILS 0.10 per share
Name of issuer: Allot Ltd.
Address of issuer's principal executive offices: 22 Hanagar Street, Neve Ne'eman Industrial Zone B, Hod-Hasharon, Israel (L3), 45240
Comment: This Amendment No. 5 (this "Amendment No. 5" or this "Schedule 13D/A") amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on March 30, 2022 and amended on June 15, 2022, September 15, 2022, November 15, 2022 and November 21, 2023 (as amended, the "Statement") by the Reporting Persons. Unless otherwise defined herein, capitalized terms used in this Amendment No. 5 shall have the meanings ascribed to them in the Statement. Unless amended or supplemented below, the information in the Statement remains unchanged.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Statement is hereby amended and supplemented as follows:

On June 24, 2025, in connection with a public offering of ordinary shares by the Issuer (the "June 2025 Public Offering"), Lynrock Fund entered into an agreement with the Issuer pursuant to which Lynrock Fund agreed, conditioned upon the closing of the June 2025 Public Offering, to the repayment of $31.41 million of the outstanding principal amount under the senior unsecured convertible promissory note with a face value of $40.0 million (as amended, the "Lynrock Note") in cash, and the conversion of the remaining $8.59 million principal amount outstanding under the Lynrock Note into Ordinary Shares at a conversion rate per $1,000 principal amount of the Lynrock Note equal to $1,164.14 divided by the lower of (x) $9.296 and (y) the public offering price per share in the June 2025 Public Offering. The offering price per share in the June 2025 Public Offering price was $8.00 per share and, accordingly, the number of Ordinary Shares to be issued upon conversion of the $8.59 million principal amount of the Lynrock Note was fixed at 1,249,995 shares.

On June 26, 2025, the June 2025 Public Offering closed, upon which the Lynrock Note was repaid in part and converted in part, on the terms described above.

The source of the capital to purchase the Lynrock Note was Lynrock Fund's working capital, consisting of contributions from its general and limited partners.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Rows 11 and 13 of each Reporting Person's cover page to this Schedule 13D/A set forth the aggregate number of ordinary shares and percentages of the ordinary shares beneficially owned by such Reporting Person and are incorporated by reference. The percentage set forth in each row 13 is based upon the sum of (i) 45,994,386 Ordinary Shares outstanding upon completion of the June 2025 Public Offering, as reported in the Issuer's prospectus supplement dated June 24, 2025 filed with the SEC on June 25, 2025 and (ii) 1,666 shares issued upon the settlement of restricted share units held by Ms. Paul.

The Reporting Persons' ownership of the Issuer's securities consists of (i) 10,018,661 Ordinary Shares held directly by Lynrock Fund and (ii) 28,666 Ordinary Shares held by Ms. Paul.

The Investment Manager is the investment manager of Lynrock Fund, and pursuant to an investment management agreement, the Investment Manager has been delegated full voting and investment power over securities of the Issuer held by Lynrock Fund. Ms. Paul, the Chief Investment Officer of the Investment Manager and Sole Member of the General Partner, the general partner of the Investment Manager, may be deemed to exercise voting and investment power over securities of the Issuer held by Lynrock Fund.
Number of shares as to which each person has sole or shared power to vote or dispose: Rows 7 through 10 of each Reporting Person's cover page to this Schedule 13D/A set forth the number of ordinary shares as to which such Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition and are incorporated by reference.
Transactions in the class effected during the past sixty days: Except as set forth herein, none of the Reporting Persons has effected any transactions with respect to the securities of the Issuer during the last 60 days.
Other persons with the right to receive dividends or sale proceeds: Certain feeder funds that invest in Lynrock Fund may have the right to receive dividends from, and proceeds from the sale of, the ordinary shares directly held by Lynrock Fund.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Statement is hereby amended and supplemented as follows:

In connection with the June 2025 Public Offering, each of the Issuer's directors and executive officers, including Ms. Paul, as well as certain other shareholders, including Lynrock Fund, entered into a customary lock-up agreement with the underwriters with respect to its ordinary shares, including the ordinary shares issued upon conversion of the Lynrock Note, for a period of 75 days (each, a "Lock-up Agreement").

The foregoing description of the Lock-up Agreements is not complete and is qualified in its entirety by reference to the full text of the form of the lock-up agreement attached hereto as Exhibit 99.2 and incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Joint Filing Agreement, dated March 30, 2022 (incorporated by reference to the Statement, filed on March 30, 2022).

Exhibit 99.2 Form of Lock-Up Agreement.

## Signatures
- Lynrock Lake LP: /s/ Cynthia Paul, By Lynrock Lake Partners LLC, its General Partner, By Cynthia Paul, Sole Member (06/26/2025)
- Lynrock Lake Partners LLC: /s/ Cynthia Paul, By /s/ Cynthia Paul, Sole Member (06/26/2025)
- Cynthia Paul: /s/ Cynthia Paul, Cynthia Paul (06/26/2025)